SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

Atlantic Tele-Network, Inc.
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(Name of Issuer)

Common Stock, par value $.01 per share
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(Title of Class of Securities)

04907910
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(CUSIP Number)

December 31, 2005
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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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CUSIP No. 04907910	PAGE 2 OF 8 PAGES
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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cornelius B. Prior, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,395,599
	6	SHARED VOTING POWER 484,700
	7	SOLE DISPOSITIVE POWER 2,395,599
	8	SHARED DISPOSITIVE POWER 484,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,880,299
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 56.7%
12	TYPE OF REPORTING PERSON IN

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CUSIP No. 04907910	PAGE 3 OF 8 PAGES
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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gertrude J. Prior, as Trustee of the Cornelius B. Prior, Jr. 2004 GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 484,700
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 484,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 484,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%
12	TYPE OF REPORTING PERSON 00

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CUSIP No. 04907910	PAGE 4 OF 8 PAGES
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Item 1 (a).Name of Issuer:

Atlantic Tele-Network, Inc.

Item 1 (b). Address of Issuer’s Principal Executive Offices:

9719 Estate Thomas

St. Thomas, Virgin Islands 00802

Item 2 (a).Names of Persons Filing:

Cornelius B. Prior, Jr.

Gertrude J. Prior, as Trustee of the Cornelius B. Prior, Jr. 2004 GRAT

Item 2 (b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Cornelius B. Prior, Jr. is 9719 Estate Thomas, St. Thomas, Virgin Islands 00802.

The address of the principal business office of Gertrude J. Prior, as Trustee of the Cornelius B. Prior, Jr. 2004 GRAT, is P.O. Box 12030, St. Thomas, Virgin Islands 00801

Item 2 (c). Citizenship.

The citizenship of Cornelius B. Prior, Jr. is the United States of America.

The place of organization of the Cornelius B. Prior, Jr. 2004 GRAT is the U.S. Virgin Islands.

Item 2 (d). Title of Class of Securities:

common stock, par value $.01 per share

Item 2 (e). CUSIP Number:

04907910

Item 3.   If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.   Ownership.

(a)	Amount Beneficially Owned:

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CUSIP No. 04907910	PAGE 5 OF 8 PAGES
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Cornelius B. Prior, Jr.: 2,880,299 shares*

Gertrude J. Prior, as Trustee of the Cornelius B. Prior, Jr. 2004 GRAT:
484,700 Shares**

(b)	Percent of Class:

Cornelius B. Prior, Jr.: 56.7%

Gertrude J. Prior, as Trustee of the Cornelius B. Prior, Jr. 2004 GRAT: 9.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Cornelius B. Prior, Jr.: 2,395,599 shares

Gertrude J. Prior, as Trustee of the Cornelius B. Prior, Jr. 2004 GRAT: 0 shares

(ii)	Shared power to vote or to direct the vote:

Cornelius B. Prior, Jr.: 484,700 shares*

Gertrude J. Prior, as Trustee of the Cornelius B. Prior, Jr. 2004 GRAT: 484,700 shares**

(iii)	Sole power to dispose or to direct the disposition of:

Cornelius B. Prior, Jr.: 2,395,599 Shares

Gertrude J. Prior, as Trustee of the Cornelius B. Prior, Jr. 2004 GRAT: 0 shares

(iv)	Shared power to dispose or direct the disposition of:

Cornelius B. Prior, Jr.: 484,700 shares*

Gertrude J. Prior, as Trustee of the Cornelius B. Prior, Jr. 2004 GRAT: 484,700 shares**

*
Includes 484,500 shares owned by Gertrude J. Prior, the wife of Cornelius B. Prior, Jr., as Trustee of the Cornelius B. Prior, Jr. 2004 GRAT, and 200 shares owned directly by Gertrude J. Prior. Mr. Prior may be deemed to share the power to vote and to dispose of the shares owned by his spouse, as Trustee of the 2004 GRAT and directly. Mr. Prior disclaims beneficial ownership of the 200 shares owned directly by his spouse pursuant to Rule 13d-4.

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**	Represents 484,500 shares owned by Gertrude J. Prior as Trustee of the Cornelius B. Prior, Jr. 2004 GRAT, and 200 shares owned directly by Gertrude J. Prior.

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following □.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

Not Applicable.

Item 9.    Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certifications.

Not Applicable.

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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct, and the undersigned each agree that this amendment to Schedule 13G is filed on behalf of each of them.

Date: February 3, 2006
/s/ Cornelius B. Prior, Jr. Cornelius B. Prior, Jr.
/s/ Gertrude J. Prior Gertrude J. Prior, as Trustee of the Cornelius B. Prior, Jr. 2004 GRAT

List of Exhibits

Exhibit A - Agreement for Joint Filing on Behalf of Each Reporting Person

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Exhibit A

AGREEMENT

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, each of the undersigned hereby agrees to the filing of this Statement on Schedule 13G on his or her behalf.

Date: February 3, 2006	/s/ Cornelius B. Prior, Jr. Cornelius B. Prior, Jr.
/s/ Gertrude J. Prior Gertrude J. Prior, as Trustee of the Cornelius B. Prior, Jr., 2004 GRAT